FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For <<3 November 2004>>
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__                      Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                                    No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

<<ebookers strengthens hotel team>>	<<3 November 2004>>	<<3>>

Final

ebookers strengthens hotel management team

London. November 3, 2004. ebookers plc (NASDAQ: EBKR, LSE: EBR www.ebookers.com), the pan-European online travel company, today announces two key appointments to its hotel team.

AJ Moreno joins as Director of Hotel Supply, Europe, Africa and Middle East, responsible for product acquisition and revenue management. Previously he was Regional Revenue Manager, Destination Packages, for Expedia, Europe, where he was responsible for European and Middle Eastern hotel revenue. AJ holds a Masters in Hotel Management from Cornell University.

Bas Lemmens joins as Director of Hotel Supply, Americas and Caribbean, again responsible for product acquisition and revenue management. Bas joins from Bookings (www.bookings.nl), a leading European online hotel reservation company. Bas was a founding member of Bookings in 2000 and played a significant part in the company's subsequent rapid growth. His various roles included responsibility for the European hotel business, hotel database development, and strategic alliances. Bas graduated from the University of Twente in Holland with a Master in Industrial Engineering and Management Science.

These new positions follow the appointment of Ranjan Singh in July as Managing Director, Hotels, from Expedia Europe where he was Director of Lodging Demand.

As part of its strategic objective of achieving 50% of sales in non-air, ebookers is working hard to develop the performance of its hotel business. Focusing on online sales, it is investing in technology and developing a merchant model business targeted at key hotels in top destinations

Dinesh Dhamija Chief Executive Officer, ebookers plc comments:

"These appointments complete the senior team which will drive forward our hotel strategy. Their high calibre reflects the commitment we have to success in this area and our ability to attract them from leading competitors".

--ends--

Notes to editors

1. For further information:

Cubitt Consulting
(UK) + 44 (0)207 367 5100
Michael Henman
Michael.Henman@cubitt.com

Financial Relations Board (US)
Bob Leahy
+ 1 212 445 8017
bleahy@financialrelationsboard.com

ebookers plc
Latasha Malik
+44 (0) 20 7489 2451
+44 (0) 7932890364
latasha.malik@ebookers.com

2. ebookers plc at a glance

-	Leading pan-European online travel company.
-	Specialising in high margin, high value, long and mid haul travel.
-	Umbrella brand ebookers.com, www.ebookers.com.
-	Other websites include www.travelbag.co.uk, www.bridgetheworld.com and www.mrjet.com
-	Full service including hotels, cars, flights, hotels, cruise, holidays, travel insurance.
-	Websites in 13 countries and 9 languages: France, UK, Ireland, Germany, Netherlands, Sweden, Denmark, Finland, Norway, Belgium, Austria, Spain, Switzerland.
-	950 European staff.
-	Head office in UK, offices in 9 other European countries
-	1000 seat low cost India Business Process Outsourcing facility, New Delhi
-	High growth - 5 year CAGR of 147%
-	Total transaction value of goods sold: 2003-£521m; 2002-£274m; 2001-£180m; 2000-£102m; 1999-£15m.
-	London Stock Exchange, UK (EBR) and Nasdaq, USA (EBKR).

3. Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the City Code on Takeovers and Mergers, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 3rd November 2004

Leigh Grant Deputy Company Secretary ebookers plc